UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Great Ajax Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

38983D300

(CUSIP Number)

Flexpoint Great Ajax Holdings, LLC

Flexpoint Special Assets Fund, L.P.

c/o Flexpoint Ford, LLC

676 N. Michigan Ave., Suite 3300

Chicago, Illinois 60611

(312) 327-4520

Copy to:

Kevin W. Mausert, P.C.

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 5, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38983D300	SCHEDULE 13D	Page 2 of 14

1	Names of reporting persons Flexpoint Great Ajax Holdings, LLC
2	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 964,384 shares of Common Stock
	9	Sole dispositive power 0
	10	Shared dispositive power 964,384 shares of Common Stock
11	Aggregate amount beneficially owned by each reporting person 964,384 shares of Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.2%*
14	Type of reporting person (see instructions) OO (Limited Liability Company)

*	Based on 22,924,982 shares of Common Stock outstanding as of August 3, 2020.

CUSIP No. 38983D300	SCHEDULE 13D	Page 3 of 14

1	Names of reporting persons Flexpoint Fund II, L.P.
2	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 964,384 shares of Common Stock
	9	Sole dispositive power 0
	10	Shared dispositive power 964,384 shares of Common Stock
11	Aggregate amount beneficially owned by each reporting person 964,384 shares of Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.2%*
14	Type of reporting person (see instructions) PN

*	Based on 22,924,982 shares of Common Stock outstanding as of August 3, 2020.

CUSIP No. 38983D300	SCHEDULE 13D	Page 4 of 14

1	Names of reporting persons Flexpoint Management II, L.P.
2	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 964,384 shares of Common Stock
	9	Sole dispositive power 0
	10	Shared dispositive power 964,384 shares of Common Stock
11	Aggregate amount beneficially owned by each reporting person 964,384 shares of Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.2%*
14	Type of reporting person (see instructions) PN

*	Based on 22,924,982 shares of Common Stock outstanding as of August 3, 2020.

CUSIP No. 38983D300	SCHEDULE 13D	Page 5 of 14

1	Names of reporting persons Flexpoint Ultimate Management II, LLC
2	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 964,384 shares of Common Stock
	9	Sole dispositive power 0
	10	Shared dispositive power 964,384 shares of Common Stock
11	Aggregate amount beneficially owned by each reporting person 964,384 shares of Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.2%*
14	Type of reporting person (see instructions) OO (Limited Liability Company)

*	Based on 22,924,982 shares of Common Stock outstanding as of August 3, 2020.

CUSIP No. 38983D300	SCHEDULE 13D	Page 6 of 14

1	Names of reporting persons Flexpoint Special Assets Fund, L.P.
2	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 500,000 shares of Common Stock issuable upon exercise of Series A Warrants
	9	Sole dispositive power 0
	10	Shared dispositive power 500,000 shares of Common Stock issuable upon exercise of Series A Warrants
11	Aggregate amount beneficially owned by each reporting person 500,000 shares of Common Stock issuable upon exercise of Series A Warrants
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.1%*
14	Type of reporting person (see instructions) PN

*	Based on 22,924,982 shares of Common Stock outstanding as of August 3, 2020 plus 500,000 shares of Common Stock issuable upon exercise of Series A Warrants.

CUSIP No. 38983D300	SCHEDULE 13D	Page 7 of 14

1	Names of reporting persons Flexpoint Special Assets Management, L.P.
2	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 500,000 shares of Common Stock issuable upon exercise of Series A Warrants
	9	Sole dispositive power 0
	10	Shared dispositive power 500,000 shares of Common Stock issuable upon exercise of Series A Warrants
11	Aggregate amount beneficially owned by each reporting person 500,000 shares of Common Stock issuable upon exercise of Series A Warrants
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.1%*
14	Type of reporting person (see instructions) PN

*	Based on 22,924,982 shares of Common Stock outstanding as of August 3, 2020 plus 500,000 shares of Common Stock issuable upon exercise of Series A Warrants.

CUSIP No. 38983D300	SCHEDULE 13D	Page 8 of 14

1	Names of reporting persons Flexpoint Ultimate Special Assets Management, LLC
2	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 500,000 shares of Common Stock issuable upon exercise of Series A Warrants
	9	Sole dispositive power 0
	10	Shared dispositive power 500,000 shares of Common Stock issuable upon exercise of Series A Warrants
11	Aggregate amount beneficially owned by each reporting person 500,000 shares of Common Stock issuable upon exercise of Series A Warrants
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.1%*
14	Type of reporting person (see instructions) OO (Limited Liability Company)

*	Based on 22,924,982 shares of Common Stock outstanding as of August 3, 2020 plus 500,000 shares of Common Stock issuable upon exercise of Series A Warrants.

CUSIP No. 38983D300	SCHEDULE 13D	Page 9 of 14

1	Names of reporting persons Donald J. Edwards
2	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,464,384 shares of Common Stock (including 500,000 shares issuable upon exercise of Series A Warrants)
	9	Sole dispositive power 0
	10	Shared dispositive power 1,464,384 shares of Common Stock (including 500,000 shares issuable upon exercise of Series A Warrants)
11	Aggregate amount beneficially owned by each reporting person 1,464,384 shares of Common Stock (including 500,000 shares issuable upon exercise of Series A Warrants)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 6.2%*
14	Type of reporting person (see instructions) IN

*	Based on 22,924,982 shares of Common Stock outstanding as of August 3, 2020 plus 500,000 shares of Common Stock issuable upon exercise of Series A Warrants.

CUSIP No. 38983D300	SCHEDULE 13D	Page 10 of 14

Item 1.	Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) relates to shares of common stock, par value $0.01 (“Common Stock”) of Great Ajax Corp., a Maryland corporation (“Issuer”), including Common Stock issuable upon exercise of the Issuer’s Series A Warrants (the “Warrants”). The address of the office of the Issuer is 9400 SW Beaverton-Hillsdale Hwy, Suite 131, Beaverton, Oregon 97005.

Item 2.	Identity and Background.

This Schedule 13D is being filed jointly by the persons in the following table (collectively, the “Reporting Persons”):

Reporting Persons	Principal Business or Occupation	Executive Officers (if any)
Flexpoint Great Ajax Holdings, LLC (“Holdings”)	To hold certain investments of Flexpoint Fund II, L.P. related to the Issuer	—

Flexpoint Fund II, L.P. (“Fund II”)	To make private equity investments in securities of public and private companies	Donald J. Edwards – CEO Stephen H. Haworth – CFO

Flexpoint Management II, L.P. (“Fund II Management”)	To act as the general partner of Flexpoint Fund II, L.P.	Donald J. Edwards – CEO Stephen H. Haworth – CFO

Flexpoint Ultimate Management II, LLC (“Fund II Ultimate”)	To act as the general partner of Flexpoint Management II, L.P.	Donald J. Edwards – CEO Stephen H. Haworth – CFO

Flexpoint Special Assets Fund, L.P. (“SAF”)	To make private equity investments in securities of public and private companies	Donald J. Edwards – CEO Stephen H. Haworth – CFO

Flexpoint Special Assets Management, L.P. (“SAF Management”)	To act as the general partner of Flexpoint Special Assets Fund, L.P.	Donald J. Edwards – CEO Stephen H. Haworth – CFO

Flexpoint Ultimate Special Assets Management, LLC (“SAF Ultimate”)	To act as the general partner of Flexpoint Special Assets Management II, L.P.	Donald J. Edwards – CEO Stephen H. Haworth – CFO

Donald J. Edwards (“Edwards”)	Managing Principal and Chief Executive Officer of Flexpoint Ford	—

The address of each of the foregoing persons is c/o Flexpoint Ford LLC, 676 N. Michigan Avenue, Suite 3300, Chicago, IL 60611. During the past five years, none of the foregoing persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdictions and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or findings any violations with respect to such laws. Messrs. Edwards and Haworth are U.S. citizens.

Fund II is the sole member of Holdings. Fund II Management is the general partner of Fund II. Fund II Ultimate is the general partner of Fund II Management. Edwards is the sole managing member of Fund II Ultimate. SAF Management is the general partner of SAF. SAF Ultimate is the general partner of SAF Management. Edwards is the sole managing member of SAF Ultimate. As a result of these relationships, Edwards may be deemed to have shared beneficial ownership of the Common Stock and Warrants reported herein.

Information in this Schedule 13D with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information provided by another Reporting Person.

CUSIP No. 38983D300	SCHEDULE 13D	Page 11 of 14

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth or incorporated in Items 4, 5 and 6 hereof is incorporated herein by reference.

All purchases of Common Stock by Holdings were funded solely by Fund II. All purchases of Common Stock and Warrants by SAF were funded solely by SAF.

Item 4.	Purpose of Transaction.

The information set forth or incorporated in Items 3 and 6 hereof is incorporated herein by reference.

Between July 2014 and December 2014, Holdings acquired an aggregate of 1,837,500 shares of Common Stock in private placement transactions with the Issuer. On February 19, 2015, in connection with the Issuer’s initial public offering, Holdings acquired an additional 80,000 shares of Common Stock. Holdings continues to hold a portion of this Common Stock for investment purposes.

In March 2020, SAF acquired 125,378 shares of Common Stock in open market transactions for investment purposes. SAF subsequently disposed of those shares as described in Item 5 hereof and Schedule A hereto.

In March 2020, SAF also acquired $140,500 in aggregate principal amount of the Issuer’s 7.25% Convertible Senior Notes due 2024 (the “Convertible Notes”). The Reporting Persons have not reported beneficial ownership of any Common Stock issuable upon exercise of the Convertible Notes because the Convertible Notes are not currently exercisable pursuant to their terms.

On May 7, 2020, SAF acquired 400,000 shares of the Issuer’s 7.25% Fixed-to-Floating Rate Series A Preferred Stock (the “Series A Preferred Stock”) and 500,000 Warrants pursuant to the Securities Purchase Agreement described in Item 6 hereof. The Series A Preferred Stock is not convertible or exchangeable into Common Stock.

On June 15, 2020, the Issuer filed a Registration Statement on Form S-3 (the “Registration Statement”) relating to the resale of Common Stock issuable upon exercise of the Warrants (the “Warrant Shares”) by SAF and certain other purchasers under the Securities Purchase Agreement. The Registration Statement became effective on August 5, 2020. The Warrants became exercisable upon the effectiveness of the Registration Statement and, pursuant to Rule 13d-3 under the Act, SAF became the beneficial owner of the Warrant Shares at such time.

The Reporting Persons’ acquisitions of the Common Stock, the Series A Preferred Stock and the Warrants reported hereby are collectively referred to as the “Investment.”

The Reporting Persons plan to review the Investment on an ongoing basis. Depending on their review and evaluation of the business and prospects of the Issuer and such other factors as they may deem relevant, and subject to applicable securities laws, the Reporting Persons may acquire additional shares of Common Stock or other securities of the Issuer, may sell all or any part of their Common Stock, Series A Preferred Stock or Warrants in privately negotiated transactions or in sales registered or exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), may distribute Common Stock, Series A Preferred Stock or Warrants to various of its partners or members, including one or more of the Reporting Persons, or may engage in any combination of the foregoing. Subject to applicable law and the terms of the agreements governing the securities, the Reporting Persons may enter into hedging transactions or alternative structures with respect to the Common Stock, Series A Preferred Stock or the Warrants. No additional prior notice will be given, except as may be required by law or the terms of any applicable agreement governing the terms of such securities. Any alternative that the Reporting Persons may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of Common Stock, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, tax considerations and other factors.

Steven L. Begleiter, a Managing Director of Flexpoint Ford and an affiliate of the Reporting Persons, is currently a member of the board of directors of the Issuer (the “Board”). As a result of the Reporting Persons’ continuing review and evaluation of the business of the Issuer, the Reporting Persons may communicate with the Board, members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or, through its Board representation, participate in the management of the issuer.

Other than as described in this Item 4, none of the Reporting Persons has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons may, at any time, review or reconsider their positions with respect to the Issuer and reserve the right to develop such plans or proposals.

CUSIP No. 38983D300	SCHEDULE 13D	Page 12 of 14

Item 5.	Interest in Securities of the Issuer.

(a), (b)

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 hereof are incorporated herein by reference.

As of August 5, 2020, Holdings held 964,384 shares of Common Stock, representing 4.2% of Common Stock outstanding as of August 3, 2020. Due to their relationship with Holdings, each of Fund II, Fund II Management and Fund II Ultimate may be deemed to have shared beneficial ownership of such shares of Common Stock.

As of August 5, 2020, SAF held Warrants exercisable for 500,000 shares of Common Stock, representing 2.1% of Common Stock outstanding as of August 3, 2020 (assuming the exercise of all Warrants held by SAF). Due to their relationship with SAF, each of SAF Management and SAF Ultimate may be deemed to have shared beneficial ownership of the shares of Common Stock issuable upon exercise of the Warrants.

As a result of his relationship with Holdings and SAF, Edwards may be deemed to have shared beneficial ownership of an aggregate of 1,464,384 shares of Common Stock, representing 6.2% of Common Stock outstanding as of August 3, 2020 (assuming the exercise of all Warrants held by SAF).

(c)

In addition to the transactions described in Items 3, 4 and 6 hereof, the Reporting Persons have also engaged in open market transactions in the Common Stock as set forth on Schedule A hereto.

Except as set forth herein, none of the Reporting Persons has engaged in any transaction during the past 60 days involving shares of Common Stock or Series A Preferred Stock.

(d), (e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

The information set forth or incorporated in Items 3 and 4 hereof is incorporated herein by reference.

Securities Purchase Agreement

On May 7, 2020, SAF entered into a Securities Purchase Agreement with the Issuer, Great Ajax Operating Partnership L.P., Thetis Asset Management LLC and the other purchasers party thereto (the “Securities Purchase Agreement”) pursuant to which SAF acquired 400,000 shares of Series A Preferred Stock and 500,000 Warrants. SAF paid an aggregate of $10,000,000 for the Preferred Stock and Warrants. The terms of the Preferred Stock are governed by the Articles Supplementary and the terms of the Warrants are governed by the form of Warrant, each as described below.

Preferred Stock Articles Supplementary

The preferences, limitations, powers and relative rights of the Series A Preferred Stock are set forth in the Articles Supplementary. The Series A Preferred Stock ranks on parity with the Issuer’s 5.00% Fixed-to-Floating Rate Series B Preferred Stock (the “Series B Preferred Stock”) and ranks senior to the Common Stock. Each share of Series A Preferred Stock has a liquidation preference of $25.00. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Issuer, holders of Series A Preferred Stock (together with any parity stock, including the Series B Preferred Stock) will be entitled to be paid out of the assets the Issuer has legally available for distribution to its stockholders, subject to the payment of the Company’s debts and other liabilities and the preferential rights of the holders of any senior securities, an amount equal to the $25.00 per share liquidation preference, plus any accumulated and unpaid dividends thereon, before any distribution of assets is made to holders of Common Stock or any other junior securities.

The Series A Preferred Stock is not convertible into or exchangeable for Common Stock or any other securities. Holders of Series A Preferred Stock are generally not entitled to vote on matters presented to stockholders of the Issuer except in certain limited circumstances.

The Series A Preferred Stock shall initially accrue dividends at a rate of 7.25% per annum, payable quarterly in cash. On April 6, 2025 and each five year anniversary thereafter, the dividend rate applicable to the Series A Preferred Stock shall reset to a rate equal to the then-effective 5-year U.S. Treasury Rate plus 600 basis points, subject to a maximum rate of 10.50% per annum, determined in each case in the manner specified in the Articles Supplementary.

CUSIP No. 38983D300	SCHEDULE 13D	Page 13 of 14

The Series A Preferred Stock has no maturity and shall remain outstanding unless redeemed in accordance with its terms. On or after July 6, 2023, the Issuer may redeem the Series A Preferred Stock, in whole or part, at a price equal of $25.00 per share, plus accumulated and unpaid dividends to, but not including, the redemption date.

Series A Warrants

The Series A Warrants are exercisable for shares of Common Stock at an exercise price of $10.00 per share. The Warrants became exercisable on August 5, 2020 upon the effectiveness of the Registration Statement and will expire on May 7, 2025. The Warrants include a put option that permits the holder to sell the Warrants to the Issuer at a specified put price on or after August 7, 2023, on the terms and conditions set forth in the form of Warrant.

Registration Rights Agreement

On May 7, 2020, in connection with the closing under the Securities Purchase Agreement, SAF entered into a Registration Rights Agreement with the Issuer. Pursuant to the Registration Rights Agreement, the issuer agreed to use commercially reasonable efforts to prepare and file the Registration Statement and cause it to become effective by October 5, 2020. The Registration Statement became effective on August 5, 2020. The Registration Rights Agreement also provides SAF with the right to initiate or participate in certain underwritten offerings of Common Stock on the terms set forth therein.

The foregoing descriptions of the Securities Purchase Agreement, the Series A Preferred Stock, the Warrants and the Registration Rights Agreements do not purport to be complete and are qualified in their entirety by the applicable definitive documents (or forms thereof), each of which is attached hereto as an exhibit and incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

Exhibit No.	Description

1.	Securities Purchase Agreement, dated as of May 7, 2020, among the Issuer, Great Ajax Operating Partnership L.P., Thetis Asset Management LLC, Flexpoint Special Assets Fund, L.P. and the other purchasers party thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on May 7, 2020).

2.	Articles Supplementary Establishing Series A and Series B Preferred Stock (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on April 6, 2020).

3.	Articles Supplementary Designating Additional Series A and Series B Preferred Stock (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on May 7, 2020).

4.	Articles of Amendment to Articles Supplementary (incorporated by reference to Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed on May 7, 2020).

5.	Form of Series A Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on May 7, 2020).

6.	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on May 7, 2020).

7.	Schedule 13D Joint Filing Agreement by and among Flexpoint Great Ajax Holdings, LLC, Flexpoint Fund II, L.P., Flexpoint Management II, L.P., Flexpoint Ultimate Management II, LLC, Flexpoint Special Assets Fund, L.P., Flexpoint Special Assets Management, L.P., Flexpoint Ultimate Special Assets Management, LLC and Donald J. Edwards.

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated: August 12, 2020

FLEXPOINT GREAT AJAX HOLDINGS, LLC

By:	Flexpoint Fund II, L.P.
Its:	Sole Member

By:	Flexpoint Management II, L.P.
Its:	General Partner

By:	Flexpoint Ultimate Management II, LLC
Its:	General Partner

By:	/s/ Donald J. Edwards
Name:	Donald J. Edwards
Its:	Manager

FLEXPOINT FUND II, L.P.

By:	Flexpoint Management II, L.P.
Its:	General Partner

By:	Flexpoint Ultimate Management II, LLC
Its:	General Partner

By:	/s/ Donald J. Edwards
Name:	Donald J. Edwards
Its:	Manager

FLEXPOINT MANAGEMENT II, L.P.

By:	Flexpoint Ultimate Management II, LLC
Its:	General Partner

By:	/s/ Donald J. Edwards
Name:	Donald J. Edwards
Its:	Manager

FLEXPOINT ULTIMATE MANAGEMENT II, LLC

By:	/s/ Donald J. Edwards
Name:	Donald J. Edwards
Its:	Manager

FLEXPOINT SPECIAL ASSETS FUND, L.P.

By:	Flexpoint Special Assets Management, L.P.
Its:	General Partner

By:	Flexpoint Ultimate Special Assets Management, LLC
Its:	General Partner

By:	/s/ Donald J. Edwards
Name:	Donald J. Edwards
Its:	Manager

FLEXPOINT SPECIAL ASSETS MANAGEMENT, L.P.

By:	Flexpoint Ultimate Special Assets Management, LLC
Its:	General Partner

By:	/s/ Donald J. Edwards
Name:	Donald J. Edwards
Its:	Manager

FLEXPOINT ULTIMATE SPECIAL ASSETS MANAGEMENT, LLC

By:	/s/ Donald J. Edwards
Name:	Donald J. Edwards
Its:	Manager

/s/ Donald J. Edwards
Donald J. Edwards

Schedule A

Transactions in Issuer Common Stock

Reporting Person	Trade Date	Type of Trade	Amount	Aggregate Proceeds
Flexpoint Special Assets Fund, L.P.	6/9/2020	Sale	9,025	$91,947.78
Flexpoint Special Assets Fund, L.P.	6/10/2020	Sale	1,500	$14,954.16
Flexpoint Special Assets Fund, L.P.	6/11/2020	Sale	702	$6,497.35
Flexpoint Special Assets Fund, L.P.	6/12/2020	Sale	51,525	$462,806.28